Exhibit 6.2

CONFIDENTIAL

TERM SHEET - FIG REVENUE SHARING AGREEMENT

This Revenue Sharing Agreement (this “Agreement”) is entered into as of the Effective Date set forth below between Fig Publishing, Inc., a Delaware corporation (“Fig”) and Developer, as identified below (“Developer).

“Developer”	Intellivision Holdings, LLC

“System”	Intellivision Amico console, including (whether together or in separate parts) its hardware (“Hardware”), and software and associated video games that can be used on the aforementioned hardware, and all bug-fixes, updates, upgrades, and new versions released during the Term (the “Licensed System”). Developer represents and warrants it will not license, sell or otherwise the Licensed System’s software through other hardware manufacturers, distributors or providers without Fig’s consent, such consent not to be unreasonably withheld by Fig.

System Description:	The Amico game console and its pre-loaded as well as purchasable games and related content (“Purchasable Games”).

Distribution / Anticipated Release Date	October 10, 2020 (as may thereafter be extended by mutual agreement of Company / Developer and Fig, such agreement not to be unreasonably withheld by Fig the “Anticipated Release Date”).

“Maximum Fig Funds”	$15,000,000.00

“Minimum Fig Funds”	$3,000,000.00

Condition Precedent to this Agreement	The successful Fig rewards crowdfunding campaign is acknowledged as completed (the “Fig Campaign”) pursuant to the Fig Campaign Agreement.

“Fig Share”	The “Calculated Rate” (e.g. Fig’s share) relative to the Developer’s Revenue during and as determined by the following:

1.	The Tier 1 Calculated Rate will be in effect until Fig’s Fig Share has reached 3x the Fig Funds provided to Developer, then
2.	During the succeeding 12-months as determined by the Tier 2 Calculated Rate, then
3.	During the succeeding 12-months after the expiration of Tier 2, the Tier 3 Calculated Rate, then
4.	Thereafter the Calculated Rate shall be 0%.

For the avoidance of doubt, at the time of the Fig Share Termination Date, regardless of which Tier the Royalty is in, the Calculated Rate shall be 0%.

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“Fig Share Termination Date”	At the earlier of (i) expiration of the Tier 3 Calculated Rate period or (ii) the time Fig’s Royalty has reached 10x the Fig Funds provided to Developer.

“Fig Service Fee”	5.0% of Fig Funds

“Fig Transaction Fee”	2.7% of Fig Funds (inclusive of Credit Card Processing fees, ACH fees, wire charges, etc.)

“Fig Funds”	All the money raised on Fig.co for the sale of securities, after subtracting the Fig Transaction Fee

Term of Agreement:	The Term of the Agreement expires upon the expiration of the Tier 3 Calculated Rate.

“Direct System Revenue”	Revenue generated by sale of the Licensed System.

“Indirect System Revenue”	Revenue generated by sale of the Licensed System through a third-party sales channel or distributor such as Amazon, Walmart, GameStop, Solutions2Go, Cokem, Saturn, MediaMrkt, Koch Media or Yelloroo.

“Tier 1 Calculated Rate”	5.0% of Indirect System Revenue, 15% of Direct System Revenue, and 25% of all Revenue derived from Purchasable Games.

“Tier 2 Calculated Rate”	0% of Indirect System Revenue, 10% of Direct System Revenue, and 20% of all Revenue derived from Purchasable Games.

“Tier 3 Calculated Rate”	0% of Indirect System Revenue, 5% of Direct System Revenue, and 15% of all Revenue derived from Purchasable Games.

Pre-Approved Distributors:	As mutually agreed to by the parties, agreement not to be unreasonably withheld by Fig.

Promotional Units:	Developer will provide Fig with 100 free units of Amico System.

Developer Contact Information:	Intellivision Holdings, LLC nick@intellivisionentertainment.com Attention: Legal Matters

Developer Bank Information	Bank Name: Silicon Valley Bank Routing Number: 121140399 Accounting Number: 3002637965

Signature Page Follows

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Signature Page

Effective Date:           May 18, 2020

The immediately following Terms and Conditions (attached hereto as Annex A) set forth below and incorporated herein by reference, form the entire agreement of the Parties with respect to the publishing and licensing of the Licensed System, and the term “Agreement” expressly refers to and includes such Terms and Conditions. Developer agrees to complete the Questionnaire (attached hereto as Annex B), promptly upon execution of this Agreement.

DEVELOPER		FIG PUBLISHING, INC.

By:	/s/ Tommy Tallarico	By:	/s/ Chuck Pettid
Name:	Tommy Tallarico	Name:	Chuck Pettid
Title:	CEO	Title:	President
Email:	tommy@intellivisionentertainment.com	Email:	justin@fig.co

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ANNEX A TO TERM SHEET - FIG REVENUE SHARING AGREEMENT

FIG REVENUE SHARING AGREEMENT TERMS AND CONDITIONS

1. Fig Funds; Distribution; Revenue Sharing.

1.1. Fig Funds. Fig shall pay, and Developer agrees to accept, Fig Funds in an amount, up to the Maximum Fig Funds, but no less than the Minimum Fig Funds, less Fig Funds Withheld (as defined below) which may also include tax payments, the initial amount no later than ninety (90) Business Days of the date of this Agreement. As used herein, “Fig Funds” means funds from Fig to be used by Developer in the development, marketing, publishing and sale of the Licensed System and related assets. Prior to the Anticipated Release Date, and where the Developer requests additional sums from Fig, Fig may pay such additional sums, and these shall also be treated as Fig Funds, not subject to any Maximum Fig Funds limit.

1.1.1. Fig Funds Withheld. Developer agrees that Fig will retain from the cash payment of Fig Funds an amount equal to the Fig Service Fee multiplied by the Fig Funds, plus (y) any Developer-approved marketing and other expenses that have been paid for by Fig, or will be paid for by Fig in good faith (the “Fig Funds Withheld”). All such expenses described in clause (y) in the preceding sentence are subject to the prior written approval of Developer (email shall suffice).

1.2. Reserved.

1.3. Revenue Sharing. Developer shall pay to Fig the Fig Share in accordance with the terms below.

1.3.1. “Revenue” means all amounts derived from exploitation of the Licensed System received by, credited to or otherwise accruing to the benefit of Developer or any Affiliate of Developer (“Gross Revenue”), excluding only (a) (i) marketing development funds (“MDF”), (ii) digital download allowances and (iii) payment processor fees that are actually paid or credited by Developer to wholesale channel partners with respect to the Licensed System, provided that the total of such amounts is not more than three percent (3.0%) of Gross Revenue for the relevant period, and (b) chargebacks and refunds actually paid or credited back to buyers or channel partners. As used herein, “Affiliate” means an entity controlling, controlled by or under common control with the relevant party. For purposes of clarity, “Revenue” includes (i) all amounts derived from commercial exploitation of the Licensed System, including through in-app purchases, advertising and subscriptions and any amounts received or credited by Third-Party Publishers or Distributors; (ii) any advances or upfront license fees from Third-Party Publishers and Distributors as and when such advances are recouped by such Third-Party Publisher or Distributor, as applicable, but not at the time such advances or license fees are paid to Developer; and (iii) receipts received by or for Developer pursuant to any Fig Rewards Crowdfunding campaigns that are not spent in the development or publishing of the Licensed Game; minus Distributor commissions, sales taxes, VAT and other taxes applying to such sales, chargebacks, refunds, and payment processor fees.

For purposes of clarity, “Revenue” includes (i) any advances or upfront fees from Third Party Publishers and Distributors except when such advances are recouped by such Third Party Publisher or Distributor, as applicable, but not when such advances are paid to Developer; (ii) receipts received by the Developer pursuant to any rewards crowdfunding campaigns that are not spent in the development, distribution or publishing of the Licensed System; and (iii) receipts from sales of the Licensed System, including development or interim builds, on Fig.co or elsewhere after the effectiveness of this Agreement and after, and less bona fide, documented, and actual third party hard costs directly attributable to the development and distribution of the Licensed System, in the form of third party license fees, sales taxes, and the like. Revenue shall include or add back any amounts deducted by any Third-Party Publisher (as defined in the Terms and Conditions) prior to actual receipt by Developer unless otherwise agreed to by Fig; for purposes of clarity, the intent of this provision is to ensure that the Fig Share is not subordinated to a Third Party Publisher’s revenue share without Fig’s approval pursuant to Section 2.3.3(d).

1.3.2. The “Fig Share” is calculated by (x) the Revenue multiplied by (y) the Calculated Rate set forth as the Royalty terms on the cover page hereto.

1.3.3. Developer Royalty. Fig shall pay to Developer the Revenue minus the Fig Share (the “Developer Royalty”) for Revenue deriving from Fig.co. The Revenue received by Fig less the Developer Royalty will be applied toward the Fig Share for purposes of Section 1.3.2.

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1.3.4. Approved Marketing Expenses. Fig shall be reimbursed for any and all reasonable out of pocket expenses actually paid by Fig as part of a certification, quality assurance or other approval process required by a distributor (if applicable, and if so, pre-approved by Developer)), as well as Developer pre-approved marketing and localization expenses incurred by Fig (which amounts, if any, for the sake of clarity, will be reimbursed directly to Fig prior to calculating Revenue) (the “Marketing Expenses”); provided any single Marketing Expenses that exceeds $10,000 shall not be incurred by Fig without the prior consent of Developer.

1.3.5. STATEMENTS AND PAYMENTS. The Fig Share and the Developer Royalty shall be paid no later than forty-five (45) days after the end of the calendar month in which the Revenue are received and include a statement regarding the payment (including copies of payment statements from Distributors) and showing the details on the calculation of the Fig Share or the Developer Royalty.

1.4. TAXES. To the extent necessary to comply with the laws, rules and regulations of the United States, and any treaties between the United States and any countries outside the United States, the paying party shall be entitled to withhold foreign withholding taxes at the applicable rate set forth in such treaties. The paying party shall use commercially reasonable efforts to furnish to the receiving party the original or a copy of a receipt evidencing payment thereof in a form acceptable to the government of the foreign country or other relevant local tax authority, certifying the fact that such tax has been duly paid and account to the receiving party for its pro-rata share of such tax credit, if any. If for any reason the paying party does not withhold such taxes, then the receiving party agrees to pay such taxes within sixty (60) days from the date of notice from the paying party. If the receiving party does not pay such taxes and the relevant tax authority holds the paying party liable, then the receiving party agrees to indemnify the paying party for any such liability within sixty (60) days from the date of paying party’s notice thereof.

1.5. DEVELOPER RECORDS; AUDIT. Developer shall maintain books and records reasonably sufficient to permit verification of any payments of Fig Shares or the use of the Fig Funds toward development of the Licensed System. Fig shall be permitted to examine these books and records, such examination to occur during regular business hours, upon reasonable notice of not less than one week, and in a manner that is not disruptive to the examined Developer’s business. In the event any such inspection reveals that Developer has underpaid any payments of Fig Shares or spent any material part of the Fig Funds for purposes completely unrelated to the development, marketing or publishing of the Licensed System, then Developer will (i) in the case of underpaid payments of Fig Shares, immediately pay the underpaid amounts upon demand or (ii) in the case of misused Fig Funds, immediately return to Fig such amount that is verified to be misused, upon written demand from Fig; any such repayment of Fig Funds shall not affect the allocation of Fig Share resulting from the Fig Funds paid to Developer by Fig. Such payments will also include interest calculated from the date such payments were originally due at the rate of the lower of (i) One and One-Half Percent (1.5%) per month, or (ii) the maximum rate permitted by law.

2. NON-EXCLUSIVE DISTRIBUTION LICENSE TO SELL ON FIG.CO.

2.1. NON-EXCLUSIVE LICENSE TO FIG.CO. Developer grants to Fig during the term of this Agreement a nonexclusive, worldwide, fully paid up, sub-licensable right and license to use, license, sublicense, sell, advertise, promote, publicly perform, distribute, transmit, display, and otherwise utilize the Licensed System exclusively for and in connection with publishing, distributing, selling, licensing, advertising, marketing and promoting the Licensed System on Fig.co, subject to and as may be limited by any licenses Developer has granted or will grant to any Third-Party Publisher.

2.1.1. LICENSED SYSTEM. The “Licensed System” means the hardware and its related software, and each updated version of the such identified on the cover page hereto for each of the Licensed Platforms, including, but not limited to, interim and early builds, updates, enhancements, special-editions, de-contented version, expanded versions, in-game micro-transactions and DLC. “DLC” of a video game means downloadable additional content or expansions for a video game which require the installation and license of such video game to be played by an end user.

2.2. DEVELOPER BRAND FEATURES LICENSE. Developer grants to Fig during the term of this Agreement a nonexclusive, fully paid up, sublicensable, worldwide right and license to use, create Derivative Works of, display and otherwise utilize the Developer Brand Features and components of the Licensed System exclusively in connection with Fig’s exercise of its Fig.co Distribution License only (collectively with the license in Section 2.1, the “Distribution License”), subject to and as may be limited by any licenses Developer has granted or will grant to any Third-Party Publisher. For the avoidance of doubt, before any Derivative Work is produced it requires the prior written consent of the Developer with respect to its use, and it shall not be able to be monetized in its own right without written consent. No art assets will be distributed by Fig without prior written consent, which shall not be unreasonably withheld, or unless agreed upon in a marketing plan or other agreed-upon usage.

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2.2.1. “Developer Brand Features” means the trademarks, trade names, service marks, service names and logos proprietary to Developer related to the Licensed System.

2.2.2. “Derivative Work” means a work that is derived from the Licensed System provided this definition specifically excludes, without limitation, theatre, film, television or other form of exploitation of the underlying rights for distribution in any media.

2.2.3. “Intellectual Property Rights” means, with respect to any item, any and all now known or hereafter known (i) rights associated with works of authorship throughout the universe, including but not limited to copyrights and moral rights, (ii) trademark and trade name rights and similar rights, (iii) trade secret rights, (iv) patents, designs, and other industrial property rights, (v) all other intellectual property and industrial property rights, and (vi) all registrations, applications, renewals, extensions, continuations, divisions or reissues thereof now or hereafter in force (including any rights in any of the foregoing).

2.3. Third Party Publishers.

2.3.1. “Third Party Publisher” means any other party granted a license to exploit the Licensed System on any Licensed Platform, or otherwise designated as a “publisher of record.”

2.3.2. Developer Third Party Publisher Agreement. Subject to Section 2.3.3 below, Developer may enter into a Third-Party Publisher Agreement in its discretion. Developer agrees to notify Fig by email or in writing after it enters into any binding term sheet or binding understanding on principal terms with a Third-Party Publisher and to provide Fig with a copy of such Third-Party Publisher Agreement.

2.3.3. TERMS. Developer agrees that any agreement between Developer and a Third-Party Publisher (a “Third-Party Publisher Agreement”) shall:

(a)	establish terms through good faith and arm’s- length dealings;

(b)	establish customary rights to audit the books and records of and to receive accounting statements from the Third-Party Publisher (“Developer’s Audit Rights”). Upon a commercially reasonable request from Fig and at Fig’s expense, Developer shall use best efforts to exercise its Developer’s Audit Rights and report findings to Fig;

(c)	use commercially reasonable efforts to require that each Third-Party Publisher forward copies of all statements from Distributors to Developer, and Developer shall forward such copies to Fig, as soon as reasonably practicable; and

(d)	if the revenue sharing terms of the Third-Party Publishing Agreement would result in Fig receiving less than the Fig Share on a Revenue basis set forth in Section 1.3.2, then Developer shall secure Fig’s approval prior to entering into such Third Party Publishing Agreement, which approval will be at Fig’s sole discretion; for purposes of clarity, the Fig Share is not to be subordinated to a Third Party Publisher’s revenue share without Fig’s approval pursuant to this section.

3. DELIVERY; CONSULTATIONS

3.1. Quarterly Developer Reports. Developer shall provide a report no later than the last Business Day of each calendar quarter prior to the Anticipated Release Date regarding the status of the Licensed System’s development if requested by Fig. The Parties also agree as requested by Fig to schedule a meeting with respect to each calendar quarter prior to the Anticipated Release Date to discuss such reports and any other matters of concern (which meeting may be in person, by phone or by videoconference).

3.2. COOPERATION AND CONSULTATION. Developer and Fig agree to cooperate as reasonably requested with regard to the marketing, advertising, promotion and distribution of the Licensed System. In the event of disagreement, Developer shall have final say. Developer and Fig agree to consult meaningfully over material business matters pertaining to the development of the Licensed System, including budgeting, cash flow, marketing strategies and potential Distributors, and in connection therewith Developer agrees to provide Fig, at reasonable intervals, with the then-current build of the Licensed System, then-current resource schedules and project timetables, and other documents and information material to the foregoing consultations.

3.3. RESERVED.

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3.4. No Liens or Encumbrances. Developer has not and will not, for a period commencing on the Effective Date and continuing through the first anniversary of the commercial release of the Licensed System, cause or allow any liens or encumbrances to be placed against, grant any security interest in, or otherwise sell, transfer, bequeath, quitclaim or assign, the Intellectual Property Rights in and to the Licensed System, without Fig’s prior written consent (not to be unreasonably withheld), and Developer has not and will not allow any of the forgoing to occur; provided that the foregoing shall not prohibit Developer from granting customary security interests in all or substantially all its assets in connection with the incurrence of ordinary-course commercial indebtedness provided such ordinary-course commercial indebtedness may not subordinate Fig’s rights without Fig’s written consent.

3.5. QUESTIONNAIRE. Developer’s responses to Fig’s form of Developer Questionnaire have been completed and delivered to Fig by Developer in good faith as part of Fig’s due diligence investigation of Developer; Fig hereby acknowledges, understands and agrees that Fig will maintain and preserve the confidentiality of such responses in accordance with Section 5 below, except that Fig may include information in from the Developer Questionnaire in materials used in the offering of Fig’s securities related to the Licensed System, including Fig’s public filings with the SEC, which descriptions shall be reasonably acceptable to Developer.

4. REPRESENTATIONS and WARRANTIES

4.1. OWNERSHIP. Developer represents that it is the owner of, or has sufficient licensed rights to, the Licensed System, the Developer Brand Features, and all related Intellectual Property Rights. Developer will be responsible for obtaining and paying for licenses to any third-party content, which Developer incorporates into the Licensed System. Developer shall not incorporate any third-party content into the Licensed System unless Developer has received specific authorization in writing from any such source to use such content and to grant the rights granted herein to Fig If any third-party content, or content derived from third party content, is incorporated into the Licensed System and if the Licensed System becomes, or in Fig’s opinion, is likely to become, the object of any infringement or misappropriation claim or suit as a result, Developer shall procure for Fig, at Developer’s expense, the right to use such content in the Licensed System or will replace or modify the Licensed System accordingly to make it non-infringing.

4.2. No Conflict. Developer represents that its execution, delivery and performance of this Agreement does not and shall not conflict with or violate any applicable law, rule or regulation or the terms of any agreement between Developer and any third party.

4.3. System CONTENT. Developer represents that the Licensed System and its assets, including planned Purchasable Games, does not contain (i) any material that is pornographic, obscene, or defamatory, (ii) any hidden “Easter eggs” containing any of the foregoing content; and (iii) any computer programming routines that are intended to damage, detrimentally interfere with, surreptitiously access, intercept or expropriate any system, data or personal information, or contain any viruses, Trojan horses, worms, time bombs, back-doors, or other malicious or unauthorized components.

4.4. SUFFICIENCY of Funds. Developer represents that the sum of the (i) Fig Funds; (ii) the proceeds of any successful rewards crowdfunding campaign on Fig; and (iii) funds currently available or will be available to Developer in a reasonable timeframe, is an amount that will be sufficient to develop the Licensed System in accordance with the Agreement.

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5. Confidential Information

5.1. Confidential Information. Each party acknowledges that it will have access to and acquire knowledge from material, data and other information concerning the operation, business, financial affairs, products, customers, trade secrets and intellectual property of the other party that may not be known to the general public (collectively, “Confidential Information”).

5.2. No Disclosure. Each Party agrees to: (i) maintain and preserve the confidentiality of all Confidential Information received from the other, both orally and in writing, including, without limitation, taking such steps to protect and preserve the confidentiality of the Confidential Information as it takes to preserve and protect the confidentiality of its own confidential information; (ii) disclose such Confidential Information only to its own employees and contractors on a “need-to-know” basis, who have agreed to maintain the confidentiality thereof; and (iii) not disclose such Confidential Information to any third party without the express written consent of the disclosing party, provided, however that each Party may disclose the financial terms of this Agreement to its legal and business advisors and to existing and potential investors so long as such third parties agree to maintain the confidentiality of such Confidential Information. Each Party further agrees to use the

5.3. EXCLUSIONS. The Parties’ obligations above shall not apply to Confidential Information which: (i) is a matter of public knowledge through no fault of or action by the receiving Party; (ii) was rightfully in the receiving Party’s possession prior to disclosure by the disclosing Party; (iii) subsequent to disclosure, is rightfully obtained by the receiving Party from a third party who is lawfully in possession of such Confidential Information without restriction; or (iv) is independently developed by the receiving Party without resort to the disclosing Party’s Confidential Information as evidenced by the receiving Party’s written business records; or (v) information used in Fig’s public filings with the SEC, including description of the Developer and the Licensed Systems in materials used in the offering of Fig’s securities related to the Licensed System. Notwithstanding the provisions of Section 5.2, the receiving Party will not be in breach of its obligations hereunder if and to the extent it is required by law or judicial order to disclose any Confidential Information of the disclosing Party, provided that prior written notice of such required disclosure is furnished to the disclosing Party as soon as practicable in order to afford the disclosing Party an opportunity to seek a protective order.

6. TERM And TERMINATION.

6.1. TERM. The term of this Agreement will start as of the Effective Date and will continue as set forth on the cover page hereto, unless otherwise terminated earlier as set forth in this Section 6.

6.2. RESERVED.

6.3. Termination For Cause. Either party may terminate this Agreement upon written notice to the other party: (i) upon a default or breach by the other party of any of its material obligations under this Agreement, or any material inaccuracy on such other party’s part with respect to any representation or warranty by such other party, unless within thirty (30) calendar days after receipt of written notice of such default, the defaulting Party remedies such default (the “Cure Period”); or (ii) if the other party seeks protection under any bankruptcy, receivership, trust, deed, creditor’s arrangement, or comparable proceeding, or if any such proceeding is instituted against such other party and not dismissed within ninety (90) days.

6.4. Effect of Termination.

Except as set forth in Section 6.5, upon any termination of this Agreement pursuant to this Section 6 all obligations and rights and licenses granted hereunder shall immediately terminate and each party shall have no further obligations. Each party shall retain ownership of its respective Confidential Information, and shall, if requested, return to the other party all of the Confidential Information received from the other party up to the effective date of termination.

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6.5. SURVIVAL. Each of Sections 1.5 (Developer Records; Audit), 4 (Representations and Warranties), 5 (Confidential Information), 6 (Term and Termination), 7 (Indemnification; Limitation of Liability) and 8 (General) shall survive the termination of this Agreement.

6.5.1. In the event Fig has paid Fig Funds to the Developer pursuant to Section 1.1, then Sections 1.3 and 1.4 – Developer’s obligation to pay the Fig Share -- shall also survive termination of this Agreement. In the event the Licensed System has been commercially available prior to termination of this Agreement, the rights and licenses granted by Developer to Fig shall survive, solely to permit the distribution of the Licensed System to end users who purchased, or other persons who have been permissibly distributed, the Licensed System prior to termination.

6.5.2. The parties acknowledge and agree that to the extent the licenses granted in Section 2 survive the termination of this Agreement, all terms and obligations under Section 1 hereof shall also survive.

6.5.3. The Parties acknowledge and agree that this Agreement includes a “license of intellectual property” and is subject to Section 365(n) of the United States Bankruptcy Code, and that each party shall be entitled to all rights and benefits of such sections.

6.5.4. If Developer sells or transfers the rights to produce the Licensed System or all or substantially all of the Intellectual Property Rights related to the Licensed System (whether the hardware or software), the Developer shall treat the proceeds from such transaction as Revenue under the Agreement, and Developer will require the purchaser of the Licensed System or all or substantially all of the Intellectual Property Rights to assume Developer’s obligations to pay the Fig Share.

7. Indemnification; Limitations of Liability.

7.1. INDEMNIFICATION. Each party hereby agrees to indemnify, defend, and hold the other, and its respective subsidiaries, officers, directors, attorneys, affiliates, parents, agents and employees, harmless from any losses, liabilities, causes of action and costs (including reasonable attorneys’ fees) from, or on account of, or related to any claims arising out of the following: (i) any breach by the indemnifying party of its obligations, representations and warranties hereunder, (ii) any claims by the indemnifying party’s creditors or alleged creditors to the effect that the other is responsible or liable for its debts, commitments or other obligations; or (iii) the use of the Distribution License as contemplated under this Agreement.

7.2. NOTICE; PARTICIPATION. The Party claiming indemnification pursuant to this Section 7 (the “Indemnified Party”) shall promptly notify the party with the indemnification obligation (the “Indemnifying Party”) of any such claim of which the Indemnified Party becomes aware and shall: (i) at the Indemnifying Party’s expense, provide reasonable cooperation to the Indemnifying Party in connection with the defense or settlement of such claim, and (ii) at the Indemnified Party’s expense, be entitled to participate in the defense of any such claim.

7.3. SETTLEMENT. The Indemnified Party agrees that the Indemnifying Party shall have sole and exclusive control over the defense and settlement of any such third-party claim. However, the Indemnifying Party shall not acquiesce to any judgment or enter into any settlement that adversely affects the Indemnified Party’s rights or interests without prior written consent of the Indemnified Party, such consent not to be unreasonably withheld.

7.4. LIMITATION OF LIABILITY.

7.4.1. FIG LIABILITY. TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY SHALL FIG BE LIABLE TO DEVELOPER OR ANY AFFILIATE OF DEVELOPER OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY FIG TO DEVELOPER UNDER THIS AGREEMENT FOR TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

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7.4.2. Developer Liability. TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, EXCEPT FOR AMOUNTS RELATED TO INDEMNITY, BREACHES OF CONFIDENTIALITY, GROSS NEGLIGENCE, OR DEVELOPER’S GROSS MISUSE OF DEVELOPMENT FUNDS, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY SHALL DEVELOPER BE LIABLE TO FIG OR ANY AFFILIATE OF DEVELOPER OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY FIG TO DEVELOPER UNDER THIS AGREEMENT FOR TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

8. GENERAL.

8.1. AUTHORITY. Each party represents and warrants to the other party that: it has the power and authority to enter into this Agreement, to grant the licenses contained herein and to otherwise perform its obligations and covenants hereunder; it has duly executed and delivered this Agreement pursuant to the due authorization thereof; and this Agreement represents its valid and binding obligation, duly enforceable against it according to the terms hereof.

8.2. DISCLAIMERS. Neither Fig nor Developer makes any representation or warranty as to the amount of Revenue that will derive from the exploitation of the Licensed System.

8.3. Governing Law and Jurisdiction. This Agreement shall be governed by and interpreted under the laws of the State of New York, without reference to its choice of laws principles. The Parties expressly understand and agree that any dispute arising under this Agreement will be brought exclusively in the state or federal courts within the County of New York, New York and the parties hereby consent to the exclusive personal jurisdiction and venue therein.

8.4. Independent Contractor. The relationship created by this Agreement is one of independent contractors, and not partners, franchisees or joint ventures. No employees, consultants, contractors or agents of one party are employees, consultants, contractors or agents of the other party, nor do they have any authority to bind the other party by contract or otherwise to any obligation.

8.5. Notices and Approvals. All notices, approvals and demands under this Agreement will be in writing and will be delivered by personal service, confirmed fax, confirmed e-mail, express courier, or certified mail, return receipt requested, to the attention of the chief executive officer of the receiving Party at the address of the receiving Party set forth on the cover page hereto, or at such different address as may be designated by such party by written notice to the other party from time to time. Notice shall be deemed received on the day of personal service; on the first Business Day after confirmed e-mail or overnight express courier; and on the third Business Day after sending by other express courier or certified mail.

8.6. No Assignment. This Agreement may not be assigned by Developer to any other person or entity without the express written approval of Fig, and any attempt at assignment in violation of this section shall be null and void, unless such person is a successor to Developer through a merger, acquisition, stock purchase or the like.

8.7. Force Majeure. Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, pandemic, natural disaster, accident, act of government, shortages of material or supplies or any other cause reasonably beyond the control of such party (“Force Majeure”), provided that such party gives the other party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof, and uses its diligent, good faith efforts to cure the breach. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure but not in excess of six (6) months.

8.8. Entire Agreement. This Agreement constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior or contemporaneous agreements, communications, and understandings (whether written or oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both Parties.

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8.9. Waiver. The failure of either Party to exercise or enforce any of its rights under this Agreement will not act as a waiver, or continuing waiver, of such rights.

8.10. Remedies Cumulative. Any and all remedies herein expressly conferred upon a Party shall be deemed cumulative and not exclusive of any other remedy conferred hereby or by law, and the exercise of any one remedy shall not preclude the exercise of any other.

8.11. Counterparts. This Agreement may be signed by facsimile or digital image format and in counterparts by Fig and Developer, each of which counterpart shall be deemed an original and all of which counterparts when taken together, shall constitute but one and the same instrument.

8.12. Severability. If any provision of this Agreement is invalid or unenforceable in any jurisdiction, such provision will be enforced to the maximum extent permissible in such jurisdiction so as to effect the intent of the Parties, and the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction. If such provision cannot be so amended without materially altering the intention of the Parties, it shall be stricken in the jurisdiction so deeming, and the remainder of this Agreement shall remain in full force and effect.